COMMENTS RECEIVED ON 01/24/2018

FROM EDWARD BARTZ

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

Fidelity Global Credit Fund

POST-EFFECTIVE AMENDMENT NO. 107

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information for the fee table and hypothetical expense table will be sent to you when it becomes available.

“Fund Summary” (prospectus)

“Fee Table”

“Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.75%. This arrangement will remain in effect through February 28, [2018]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.”

C:

Since the footnote currently states that the waiver is in effect through February 2018, the Staff requests we remove the effects of the waiver from the fee table. The Staff also requests we file the waiver as an exhibit to the registration statement.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement. Disclosure will be updated to include the termination date of the arrangement in the b-filing for the fund.  There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

“Fund Summary” (prospectus)

“Fee Table”

“Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.75%. This arrangement will remain in effect through February 28, [2018]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.”

C:

The Staff requests we explain whether the fee waiver is subject to recoupment and, if so, requests we disclose it in the footnote, including the terms of recoupment.

R:

The waiver described in the footnote is not subject to recoupment and we have updated the footnote as follows:

Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.75%. This arrangement will remain in effect through February 28, 2019, and neither the Adviser nor any of its affiliates retains the ability to be repaid with respect to this arrangement. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.”

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff notes that the fund’s name includes “global” and requests a description of how the fund will invest in assets tied economically to a number of countries throughout the world, per Investment Company Act Release No. 24828, footnote 42, dated January 17, 2001.

R:

We understand that the Staff takes the position that the term “global” connotes diversification among investments in a number of different countries throughout the world, and while the term “global” does not trigger application of Rule 35d−1, the Staff would expect funds using “global” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe the fund’s current disclosure, which provides that FMR invests the fund’s assets in securities issued throughout the world and normally allocates the fund’s investments across different countries and regions, is consistent with the Staff’s position. The number of different countries represented by a fund’s holdings may vary from time to time. We believe the funds’ policies are consistent with the Staff’s current position on the term “global” as set forth in the Name Test Rule Adopting Release and accordingly have not modified disclosure.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the maturity policy for the fund’s debt securities.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating investments across different market sectors, countries, and regions.”

C:

The Staff requests we add “including the United States” to the strategy noted above to match the “Investment Details” section of the prospectus.

R:

The requested change will be made.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm that the notional value of the fund’s derivatives would not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, we confirm that at this time the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.”

C:

Since junk bonds may represent up to 20% of the portfolio, the Staff requests we add a separate risk for junk bonds.

R:

We believe that the risks associated with investing in lower-quality debt securities are described in “Issuer - Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a separate risk for derivatives, including the risks associated with swaps, options, and future contracts.

R:

The fund believes that the risks associated with investing in derivatives, including the risks associated with swaps, options, and futures contract, are described in “Issuer- Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

“Fund Summary” (prospectus)

“Performance”

“Effective June 1, 2017, the fund began comparing its performance to Bloomberg Barclays Global Aggregate Credit Index Hedged (USD) rather than Bloomberg Barclays Global Aggregate GDP Weighted Index because the Bloomberg Barclays Global Aggregate Credit Index Hedged (USD) conforms more closely to the fund's investment policies. The fund also began comparing its performance to the Fidelity Global Fund Linked Index.”

C:

The Staff noted that there appears to be a typo in the name of the linked index. With regard to that index, the Staff requests we include a narrative description of the linked index in the “Fund Summary” section.

R:

The name of the linked index will be updated in the b-filing for the fund. As the result of Staff comments, we relocated all index descriptions to the “Appendix” section of the prospectus. In the “Performance” section of the “Fund Summary” we will revise the paragraph below to conform with our standard disclosure regarding the use of a supplemental index. We believe this text appropriately responds to Instruction 2(b) to Item 4(b)(2) of Form N-1A, and do not believe additional information about a supplemental index needs to appear in the “Fund Summary” section.

“The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and an additional index over various periods of time. The indexes have characteristics relevant to the fund’s investment strategies. The index descriptions appear~~s~~ in the "Additional Index Information" section of the prospectus. Prior to June 1, 2017, the fund was named Fidelity® Global Bond Fund, and the fund operated under certain different investment policies and compared its performance to a different index. The fund's historical performance may not represent its current investment policies. Past performance (before and after taxes) is not an indication of future performance.”

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser may also invest a portion of the fund's assets in hybrid and preferred securities.”

C:

The Staff requests we add this disclosure to “Principal Investment Strategies” in the “Fund Summary” section.

R:

Although the fund may invest in hybrid and preferred securities, investments in such securities are not a principal investment strategy of the fund. As a result, the fund believes that the current disclosure is appropriate.

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain what hybrids and synthetic are in this paragraph.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities in which a fund may invest. Although the fund may invest in hybrids and synthetic securities, it does not do so as part of any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus. We note, however, that appropriate disclosure regarding hybrid securities is contained in fund’s Statement of Additional Information.

“Investment Details” (prospectus)

“Principal Investment Risks”

“Hybrid and Preferred Securities Risk. The risks of investing in hybrid and preferred securities reflect a combination of the risks of investing in securities, options, futures and currencies. An investment in a hybrid or preferred security may entail significant risks that are not associated with a similar investment in a traditional debt or equity security. The risks of a particular hybrid or preferred security will depend upon the terms of the instrument, but may include the possibility of significant changes in the value of any applicable reference instrument. Such risks may depend upon factors unrelated to the operations or credit quality of the issuer of the hybrid or preferred security. Hybrid and preferred securities are potentially more volatile and carry greater market and liquidity risks than traditional debt or equity securities. Also, the price of the hybrid or preferred security and any applicable reference instrument may not move in the same direction or at the same time.”

C:

The Staff requests that we add a Hybrid and Preferred Securities Risk to “Principal Investment Risks” in the “Fund Summary” section.

R:

Although the fund may invest in hybrid and preferred securities, investments in such securities are not a principal investment strategy of the fund. As a result, the fund believes that the current risk disclosure is appropriate.